UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
AMENDMENT NO. 1
TO
FORM T-3
FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
UNDER THE TRUST INDENTURE ACT OF 1939
ION MEDIA NETWORKS, INC.
(Name of Applicant)
601 Clearwater Park Road
West Palm Beach, FL 33401
(561) 659-4122
(Address of Principal Executive Offices)
SECURITIES TO BE ISSUED UNDER THE
INDENTURE TO BE QUALIFIED

Title of Class	Amount

11% Series A Mandatorily Convertible Senior Subordinated Notes due 2013	$465.3 million
Approximate date of proposed public offering: As soon as practicable after the effective date of this
Application for Qualification.
Name and address of agent for service:
Adam K. Weinstein, Esq.
Senior Vice President, Secretary and Chief Legal Officer
ION Media Networks, Inc.
601 Clearwater Park Road
West Palm Beach, Florida 33401
(561) 659-4122
With a copy to:
David L. Perry, Jr., Esq.
Holland & Knight LLP
222 Lakeview Avenue, Suite 1000
West Palm Beach, Florida 33401
Phone: (561) 833-2000
     The obligor hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this application, or (ii) such date as the Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended, may determine upon the written request of the obligor.

EXPLANATORY NOTE
     This Amendment No. 1 to the Application for Qualification of Indentures on Form T-3 (File No. 022-28836) filed by ION Media Networks, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission on June 8, 2007 (the “Application”), is being filed solely to update Exhibit T3C, the Indenture between the Company and The Bank of New York Trust Company, N.A., as Trustee.
CONTENTS OF APPLICATION FOR QUALIFICATION
This application for qualification comprises —
(a)	Pages numbered 1 to 11, consecutively.

(b)	The statement of eligibility and qualification on Form T-1 of The Bank of New York Trust Company, N.A., as Trustee under the Indenture to be qualified.

(c)	The following exhibits in addition to those filed as a part of the statement of eligibility and qualification of the Trustee.

Exhibit T3A	Certificate of Incorporation of ION Media Networks, Inc., as amended (incorporated by reference from Exhibit 3.1.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006).

Exhibit T3B	Amended and Restated Bylaws of the Company (effective November 1, 2006) (incorporated by reference from Exhibit 3.2 to the Company’s Current Report on Form 8-K filed November 7, 2006).

Exhibit T3C*	Indenture to be entered into between the Company and The Bank of New York Trust Company, N.A.

Exhibit T3D	Not Applicable.

Exhibit T3E(a)	Offer to Exchange dated June 8, 2007 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO filed on June 8, 2007).

Exhibit T3E(b)	Letter of Transmittal and Consent for use by holders of the 14 1/4% Preferred Stock (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO filed on June 8, 2007).

Exhibit T3E(c)	Letter of Transmittal and Consent for use by holders of the 9 3/4% Preferred Stock (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO filed on June 8, 2007).

Exhibit T3E(d)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees (incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO filed on June 8, 2007).

Exhibit T3E(e)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees (incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO filed on June 8, 2007).

Exhibit T3E(f)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit (a)(1)(vi) to the Schedule TO filed on June 8, 2007).

Exhibit T3E(g)	Press Release, issued June 8, 2007 (incorporated by reference to Exhibit (a)(5) to the Schedule TO filed on June 8, 2007).

Exhibit T3F**	Cross reference sheet showing the location in the Indenture of the provisions therein pursuant to sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939.

Exhibit T3G***	Statement of eligibility and qualification of the Trustee on Form T-1.
*	Filed herewith.

**	Filed herewith as part of Exhibit T3C.

***	Filed previously with the Form T-3 filed on June 8, 2007.

SIGNATURE
     Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, ION Media Networks, Inc., a corporation organized and existing under the laws of the State of Delaware, has duly caused this Amendment No. 1 to the Application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of West Palm Beach, and State of Florida, on the 26th day of July, 2007.
(SEAL)

By:	/s/ R. Brandon Burgess
	Name:	R. Brandon Burgess
	Title:	President and Chief Executive Officer

By:	/s/ Richard Garcia
	Name:	Richard Garcia
	Title:	Senior Vice President and Chief Financial Officer

Attested:	/s/ William L. Watson
	Name:	William L. Watson
	Title:	Vice President and Assistant Secretary